From:	Stewart.Gregg@allianzlife.com
Sent:	Thursday, March 25, 2010 5:41 PM
To:	Samuel, Sally
Subject:	Fw: Vision and Vision NY 485a filing

The attached is per my voice mail.

Stewart Gregg
Managing Senior Securities Counsel

stewart.gregg@allianzlife.com
d: 763.765.2913
800.950.5872 x32913

Allianz Life Insurance Company of North America | www.allianzlife.com

Allianz. Financial solutions from A - Z.

----- Forwarded by Stewart Gregg/allianzlife on 03/25/2010 04:40 PM -----

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           Cheryl
           Graff/allianzlife
                                                              To
           03/22/2010 10:30        Stewart Gregg/allianzlife@AZLIFE
           AM                                                 cc

                                                         Subject
                                    Vision and Vision NY 485a filing
```

Hi,

Here is a list of what we changed with the 485a filing:
   We added a resriction requiring our prior approval on selection of
   Investment Protector or Income Protector if total Purchase Payments are
   $1 million or more.
   We added a minimum rider charge for the (05.10) version of the
   Investment Protector and Income Protector.
   We increased the rider charge for the Investment Protector to 0.90% from
   0.80%.
   We added a limitation on quarterly increases to the rider charge. In any
   twelve-month period we cannot increase the rider charge for Investment
   Protector by more than 0.35% or Income Protector by more than 0.50%.
   Created a new appendix for the older versions of the Investment
   Protector and Income Protector that we no longer offer.
   We added New Jersey civil union partner disclosure to the Income

Protector.
In section 10, Death Benefit we added disclosure regarding multiple
beneficiaries and spousal continuation.
We are replacing the original Quarterly Value Death Benefit with the
Quarterly Value Death Benefit (05.10). The primary difference being that
the (05.10) benefit requires selection of either the Investment
Protector or Income Protector. We also reserved the right to change the
Quarterly Anniversary calculation for new contracts we issue in the
future and.
We added state specific variations for the withdrawal charge.
We revised the Annuitant discussion in section 1.
We made extensive revisions to section 3, The Annuity Phase. We moved
the Income Date and Annuity Payment subsections, and added disclosure to
the Annuity Options that have a guaranteed period.
We added and removed Investment Options, and added disclosure for the
Franklin Zero Coupon Fund that is maturing this December.
We made a slight revision to the market timing language.
We revised and reorderd the Qualified Contract description and made
other minor changes to section 7, Taxes.
We moved the glossary to appear inside the back cover.

Thanks!
Cheryl Lynn Graff
Principal Paralegal

cheryl.graff@allianzlife.com
d: 763.765.5406
f: 763.765.6355

Allianz Life Insurance Company of North America | www.allianzlife.com Allianz. Financial
solutions from A - Z.
